FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2004

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated November 18, 2004

2.

Material Change Report November 18,2004

3.

Interim Financial Statements for 3 Months Ended September 30, 2004 and 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: NOVEMBER 29, 2004

By: /s/ Seamus Young

 Name

Its: President/CEO/Director

(Title)

               TSX.V - LGR

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V: LGR

November 18, 2004

No. 04-17

INVESTOR RELATIONS AGREEMENT

Logan Resources Ltd. (the “Company”) reported that it has retained Pivotal Communications Group Inc. (“Pivotal”), to provide investor relations services to the Company.  The principal of Pivotal is Sunita Prasad, of Vancouver, BC with considerable experience in the financial services business.   Under the terms of the agreement, the Company will pay Pivotal the sum of $4,000 per month, plus GST, for a period of four months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share. Any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

Please visit www.loganresources.ca for more information on Logan Resources Ltd.

LOGAN RESOURCES LTD.

   “Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

Shares issued and outstanding

14,526,863

Listed TSX-V

LGR

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1.

Name and Address of Company

Logan Resources Ltd.
Suite 720 – 425 Howe Street
Vancouver, BC  V6C 2B3

Item 2.

Date of Material Change

November 18, 2004

Item 3.

News Release

The news release was issued on November 18, 2004, and disseminated through Stockwatch.

Item 4.

Summary of Material Change

The Company retained Pivotal Communications Group Inc. to provide Investor Relations services.

Item 5.

Full Description of Material Change

Please see attached news release dated November 18, 2004

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

For more information, please contact Seamus Young, President and Chief Executive Officer at 604.689.0299.

DATED November 18, 2004.

LOGAN RESOURCES LTD.

Per:  “Seamus Young”

Seamus Young
President and Chief Executive Officer

Logan Resources Ltd.

2nd Quarter Financial Statements

September 30, 2004 and 2003

(Unaudited)

(These financial statements have not been reviewed by the auditor)

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	September 30	March 31
	2004	2004
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	61,375	63,634
Amounts receivable	29,318	7,806
Prepaid expenses	4,309	–
Mining exploration tax credit receivable	11,768	11,768
Marketable securities	36,000	–
Due from related parties [Note 7]	20,000	–

	162,770	83,208

Property Bonds	5,000	5,000
Property and equipment [Note 4]	3,301	197
Cash committed for mineral exploration [Note 6[a](ii) and (iii]	193,213	66,375
Mineral Properties [Note 5]	855,098	558,424

	1,219,382	713,204
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	54,231	95,771
Due to related parties [Note 7]	125,403	66,500

	179,634	162,271
Shareholders' Equity
Capital Stock [Note 6]	4,323,603	3,848,793
Contributed Surplus	120,235	9,085
Common Shares Subscribed	321,091	132,750
Deficit	(3,725,181)	(3,439,695)

	1,039,748	550,933

	1,219,382	713,204

Contingent Liability [Note 1]

Subsequent Events [Note 9]

"Seamus Young"	"Judith Mazvihwa”
Seamus Young, Director	Judith T. Mazvihwa, Director

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficits

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	September, 30		September, 30
	2004	2003	2004	2003
	$	$	$	$
Revenue	–	–	–	–

Expenses

Accounting and audit	3,975	750	7,274	2,532
Administration salaries	33,814	750	49,704	1,500
Amortization	156	–	312	–
Business development	–	–	–	–
Investor relations	5,079	–	31,672	–
Legal	15,731	3,323	22,028	3,707
Loss on write-of of mineral properties	–	–	1,285	–
Management fees [Note 7]	8,070	7,500	15,570	15,000
Office, rent and telephone	6,932	2,336	13,478	7,268
Stock-based compensation [note 6]	10,560	–	115,560	–
Transfer agent and regulatory	7,632	2,169	11,542	8,470
Travel and promotion	13,258	3,021	19,063	4,571
Gain on option of property	(2,000)	–	(2,000)	–

	103,207	19,849	285,488	43,048

Net Loss for the Period	(103,207)	(19,849)	(285,488)	(43,048)

Deficit, Beginning of Period	(3,621,974)	(3,315,275)	(3,439,693)	(3,292,076)

Deficit, End of Period	(3,725,181)	(3,335,124)	(3,725,181)	(3,335,124)

Loss per share - basic and diluted	(0.01)	(0.002)	(0.02)	(0.01)

Weighted average shares outstanding	12,793,176	8,320,756	12,492,138	8,320,756

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	September, 30		September, 30
	2004	2003	2004	2003
	$	$	$	$
Operating Activities

Net Loss for the Period	(103,207)	(19,849)	(285,488)	(43,048)

Items not involving cash:

Amortization	156	–	312	–
Loss on write-off of mineral properties	–	–	1,285	–
Stock-based compensation	10,560	–	115,560	–
Gain on option of property	(2,000)	–	(2,000)	–

Changes in non-cash working capital items

Amounts receivable	(8,940)	3,666	(21,512)	3,606
Prepaid expenses	(4,309)	–	(4,309)	–
Due from related parties	(20,000)	–	(20,000)	–
Accounts payable and accrued liabilities	(5,785)	7,501	(41,540)	19,240
Due to related parties	86,812	17,118	58,903	41,643

	(46,713)	8,436	(198,789)	21,441

Financing Activities

Share capital issued	11,249	–	470,402	52,000
Share subscriptions applied to capital	–	–	(132,750)	–
Share subscriptions received	321,091	–	321,091	–
Less committed for mineral exploration	(104,264)	–	(193,213)	–

	228,076	–	465,530	52,000

Investing Activities

Acquisition of property plant and equipment	–	(1,520)	(3,416)	(76,320)
Acquisition of and expenditures on mineral properties	(76,100)	(7,844)	(331,959)	(17,347)
Less financed by cash committed for mineral exploration	–	–	66,375	–

	(76,100)	(9,364)	(269,000)	(93,667)

Increase (Decrease) in Cash and Cash Equivalents	105,263	(928)	(2,259)	(20,226)

Cash and Cash Equivalents - Beginning of the Period	(43,889)	2,687	63,634	21,985

Cash and Cash Equivalents - End of the Period	61,375	1,759	61,375	1,759

Non-cash Financing and Investing Activities
Shares received for option payments	36,000	–	36,000	–

Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended March 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended March 31, 2004.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Marketable Securities

Marketable securities are recorded at cost.  The carried amount is reduced to market value where there has been a decline in value below cost, that is other than temporary.

[e]

Property and equipment

Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Office furniture and equipment

20%

Computer equipment

25%

Field equipment

25%

[f]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset. To September 30, 2004, no impairment losses have been recorded.

[h]

Financial instruments

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[i]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[j]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 6[b].

[k]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the period’s presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[l]

Comparative figures

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

3.

Change in Accounting Policy

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since April 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $9,085 in respect of employee options granted in 2004 (Note 6[b]).

4.

Property and Equipment

	Cost $	Accumulated Amortization $	September 30, 2004 Net Carrying Value $ (unaudited)	March 31, 2004 Net Carrying Value $ (audited)

Computer equipment	1,050	952	98	197
Office furniture & equipment	406	25	381	–
Field Equipment	3,010	188	2,822	–
	4,466	1,165	3,301	197

5.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the 6 months ended September 30, 2004, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total September 30 2004 $ (unaudited)	Total March 31 2004 $ (audited)

Redford Property [[a] below]
Beginning of period	4,687	125,055	129,742	77,287
Incurred during the period	27,600	106,907	134,507	52,455

End of period	32,287	231,962	264,249	129,742

Albert Creek Property [[b] below]
Beginning of period	34,000	161,555	195,555	165,873
Incurred during the period	–	937	937	29,682
Recoveries	(34,000)	–	(34,000)	–

End of period	–	162,492	162,492	195,555

Antler Creek Property [[c] below]
Beginning of period	28,773	27,906	56,679	51,099
Incurred during the period	–	500	500	5,580

End of period	28,773	28,406	57,179	56,679

Shell Creek Property [[d] below]
Beginning of period	63,000	23,992	86,992	16,268
Incurred during the period	89,330	68,997	158,327	70,724

End of period	152,330	92,989	245,319	86,992

Heidi Property [[e] below]
Beginning of period	40,000	49,456	89,456	-
Incurred during the period	28,058	8,345	36,403	89,456

End of period	68,058	57,801	125,859	89,456

Iron Horse Property [[f] below]
Beginning of period	–	–	–	–
Incurred during the period	–	1,285	1,285	20,883
Write-down on disposal	–	(1,285)	(1,285)	-20,883

End of period	–	–	–	–

Total	281,448	573,650	889,098	558,424

[a]

Redford Property (Alberni Mining Division, B.C.)

The Company owns 25 claims (438 units) obtained by staking, of which 20 claims (347 units) were staked during the period.

[b]

Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% Net Smelter Return (“NSR”) Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 shares and must incur a further $100,000 ($87,492 incurred as at September 30, 2004) of exploration expenditures by September 30, 2005. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 30, 2007. The Company will then retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the Optionors by September 30, 2008.

Pursuant to and option agreement dated April 15, 2004, amended September 7, 2004, the Company granted an option to a third party to earn the Company’s 51% interest in the Albert Creek Property.

To earn this interest the Optionee issued 150,000 of its shares and must incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005;

[ii]

a further $100,000 on or before February 15, 2006; and

[iii]

a further $100,000 on or before February 15, 2007.

Upon completion of the above expenditures, the Optionee will have the right to earn a further 20% interest in the property by delivering a bankable feasibility study.

[c]

Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During 2003, the Company acquired the claims, subject to a 2% NSR Royalty retained by the Optionors, by issuing 100,000 shares at a fair value of $12,000.

[d]

Shell Creek Property (Dawson Mining District, Y.T.)

Pursuant to an Option Agreement dated January 1, 2003, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 70 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 to be paid to cover certain expenditures (paid);

[ii]

a further $15,000 to be paid within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 to be paid on or before January 1, 2004 (paid);

[iv]

a further $30,000 to be paid on or before January 1, 2005;

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares to be issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares to be issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares to be issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005;

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During the period, the Company staked an additional 361 claims, to bring the total number of claims to 431.

[e]

Heidi Property (Mayo Mining District, Y.T.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $10,000 six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $15,000 to be paid on or before January 15, 2004 (paid);

[iv]

a further $15,000 to be paid on or before July 15, 2004; (paid)

[v]

a further $17,500 to be paid on or before January 15, 2005;

[vi]

a further $17,500 to be paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

[e] Heidi Property (Mayo Mining District, Y.T.) (continued)

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares to be issued six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[iii]

50,000 shares to be issued on or before January 15, 2004 (issued);

[iv]

50,000 shares to be issued on or before July 15, 2004;

[v]

100,000 shares to be issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005;

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

[f]

[Iron Horse Property (Osoyoos Mining District, B.C.)

The Company entered into an Option Agreement on April 8, 2003 to acquire the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia.  During the period, the Company terminated the option agreement, in order to focus its resources on other properties. The expenditures incurred totalling $1,285 (March 31, 2004 - $20,883) have been written-off.

The following table represents exploration expenditures incurred during the period:

	Albert Creek $	Antler Creek $	Iron Horse $	Heidi $	Redford $	Shell Creek $	Total $

Assaying and sampling	–	–	–	–	20,341	2,129	22,469
Camp costs	–	–	–	–	5,039	912	5,951
Drilling	–	–	–	–	43,893	–	43,893
Equipment storage, rental and maintenance	–	–	–	–	344	–	344
Filing and recording	–	–	585	375	2,940		3,900
Geochem surveys	–	–				20,754	20,754
Geology	–	–	200	2,000	25,715	15,512	43,426
Geophysics	–	–	–	–	–	3,685	3,685

Table of exploration expenditures continued:

	Albert Creek $	Antler Creek $	Iron Horse $	Heidi $	Redford $	Shell Creek $	Total $

Helicopter	–	–	–	1,429	–	1,429	2,857
Mapping and surveying	–	–	–	2,675	–	13,229	13,229
Supervision and assistance [Note 7]	–	500	500		6,488	7,200	18,300
Travel	–		–	1,868	2,148	4,148	8,164

	938	500	1,285	8,346	106,907	68,997	186,972

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred.  METC’s, totalling $11,768, were accrued at March 31, 2004 and were still receivable at September 30, 2004.

6.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued and allotted as at March 31, 2003 (audited)	8,075,752	3,636,076

Issued during 2004 for:

Mineral property option payments	940,000	103,000
Options exercised	312,000	62,400
Warrants exercised	315,424	57,717
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004 (audited)	9,643,176	3,848,793

Issued during the period (unaudited) for:

Cash - flow-through (note [a] below)	1,500,000	225,000
Cash – non-flow-through (note [a] below)	1,500,000	225,000
Options exercised	100,000	20,000
Option value allocated from contributed capital		4,410
Warrants exercised	50,000	10,000
Subscriptions from prior year - paid		10,400
Less option payments receivable		(20,000)

Issued as at September 30, 2004 (unaudited)	12,793,176	4,323,603

 [a]

Private placements

[i]

During 2004, the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent during 2004. A total of $28,005 of CEE was renounced in favour of subscribers effective December 31, 2003.

[ii]

On April 23, 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $450,000. One-half of the units are flow-through units. Each flow-through unit consists of one flow-through common share and one share purchase warrant. The other half of the units are non-flow through units with each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2005. The finders’ fee of 120,000 common shares was cancelled in the current quarter.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on Canadian Explorations Expenditures (“CEE”).  As of September 30, 2004, the Company’s remaining commitment was $28,963.

[iii]

Subsequent to the period end, the Company completed a private placement for net proceeds  of $414,841, see Note 9.  Of that amount, $321,091 was received before the period end including $164,250 of subscriptions for flow-through shares.  Pursuant to the flow-through share subscriptions, the Company was committed to spend the $164,250 on CEE.

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2003	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004	204,000	0.20
Granted	1,250,000	0.38
Exercised	(100,000)	0.20
Cancelled and forfeited	(179,000)	0.28

Outstanding, September 30, 2004	1,175,000	0.38

Exercisable at end of period	1,175,000	0.38

Additional information regarding options outstanding as at September 30, 2004 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.38	1,175,000	1.57	0.38	1,175,000	0.38

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

The total fair value of employee stock options granted during the period was $115,560 (2004 - $9,085) which was fully recognized. The weighted average grant date fair value of options granted during the period was $0.09 (2004 – 0.036).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	September 30, 2004 (unaudited)	March 31, 2004 (audited)

Interest rate	3.07%	3.11%
Expected life (in years)	2	2
Expected volatility	50%	36%

 [c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2003 (audited)	2,562,500	0.17
Issued with private placement (Note 6[a][i])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004 (audited)	50,200	0.20
Issued with private placement (Note 6[a][ii])	3,000,000	0.20
Exercised	(50,000)	0.20
Expired	(200)	0.20

Balance, September 30, 2004 (unaudited)	3,000,000	0.20

At September 30, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

3,000,000	$0.20	April 22, 2005

7.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	3 Months Ended September 30		6 Months Ended September 30
	2004	2003	2004	2003
	$	$	$	$
Management fees paid to a company controlled by the President of the Company.	7,500	–	15,000	7,500
Property supervision fees paid to a company controlled by the President of the Company.	9,300	–	18,300	7,500
Rent paid to a company with common officers and directors.	2,973	1,950	6,430	3,900
Fees for claim staking, paid to a company controlled by a relative of the President.	–	–	27,600	–

	19,773	1,950	67,330	18,900

[b]

The amount of $439 (March 31, 2004 (audited) - $1,983), due to the President of the Company, is non-interest bearing, unsecured and due on demand.

[c]

The amount of $23,875 (March 31, 2004 (audited) - $52,515), due to a company controlled by the President of the Company, is non-interest bearing, unsecured and due on demand.

[d]

The balance of $101,088 (March 31, 2004 (audited) - $12,002), represents accumulated costs for shared office expenses, administration wages and rent and was due to a company with common officers and directors. This amount is non-interest bearing, unsecured and due on demand.  The full balance was paid subsequent to the year end.

[e]

The amount of $20,000 (March 31, 2004 (audited) – Nil), was advanced to a Company controlled by a relative of the President for property staking services performed after the period end.

[f]

See Note 5[b] and [c] for mineral property option agreements with related parties.

8.

Income Taxes

At March 31, 2004, the Company had non-capital losses of $695,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000	2011	119,000
2008	58,000

No adjustments have been made to the tax account balances for interim periods.

At March 31, 2004, the Company had cumulative Canadian Exploration Expenses of $582,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2004, the Company had cumulative Canadian Development Expenses of $893,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2004, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

Subsequent Event

On October 13, the Company closed a non-brokered private placement of 1,659,365 units, consisting of 647,365 flow-through units and 812,000 non-flow-through units, all at a price of $0.25 per unit, for total proceeds of $414,841. Each non-flow-through unit consists of one common share and one share purchase warrant and each flow-through unit consists of one flow-through common share and one-half of one warrant. One whole warrant entitles the holder to purchase one additional common share exercisable at a price of $0.35 per share expiring April 13,2006. The Company paid a finders’ fees of 74,318 common shares, valued at $0.25 per share and $7,280 cash pursuant to this private placement.

Pursuant to the flow-through shares issued, the Company was committed to spend $253,000 on Canadian Explorations Expenditures (“CEE”).

Logan Resources Ltd.

Management Discussion and Analysis

For the 2nd Quarter Ended September 30, 2004

Prepared November 25, 2004

INTRODUCTION

The following discussion assumes that the reader has access to the Company’s year-end and interim financial statements since the last year-end, and the Company’s year-end detailed management discussion and analysis (“MD&A”).  The Company’s detailed MD&A for the current year was filed with the Company’s first quarter, June 30, 2004 as required in the new Form 51-102F1 rules.  All of these documents are available on the Sedar website at www.sedar.com and the US Securities and Exchange Commission website at www.sec.gov.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. is a mineral exploration company. Its main focus is on gold, copper and uranium (U2O8) property acquisition, exploration and development.  The Company currently owns, or has an option to own, three mineral properties (two gold and one silver) in British Columbia designated as Albert Creek, Redford and Antler Creek (previously called Ecom) and two mineral properties in the Yukon designated as Shell Creek and Heidi Properties. The Shell Creek (gold, copper and uranium (U2O8) and Heidi (gold) properties were recently optioned from Shawn Ryan.

FINANCIAL SUMMARY

During the quarter, the Company commenced a private placement offering, that closed in the month after the quarter- end, and resulted in total proceeds of $414,841.  Exploration expenditures in the quarter amounted to $139,929 mostly for a trenching program, on the Shell Creek property.  Administration expenses were up considerably from comparative periods due to overall increased activity and a large non-cash charge for incentive stock options granted.

RESULTS OF OPERATIONS

Net loss in the current quarter was $103,207 compared to $19,849 in the prior year.  Similarly, the year-to-date loss was $285,488 compared to $43,048 in the prior year.  The main increases occurred in administrative salaries, investor relations, legal, office and rent, stock-based compensation and travel and promotion.  Early in the year, after activity in the company increased, management decided to reduce reliance on consultants and increase office staff.  The company now shares a receptionist, accountant and regulatory and property administration person with another public company.  Rent similarly increased when the Company moved to larger premises.  Accounting and audit increased due to increased audit accruals and work on the Company’s 20F registration with the SEC, completed in August.  Investor relations costs were up over the prior year due to the hiring of an investor relations consultant.  These services were terminated at the end of August which partly explains the reduction of costs in the current quarter.  An additional factor was the costs of attending the Calgary Investment Conference in April and the New York Gold Show in June.  Legal fees were higher this year due to the 20F registration costs and a private placement financing completed in the first quarter.  Stock-based compensation represents the value of stock options granted to employees and consultants during the period.  See the notes to the financial statements for details of the options valuation.  Travel and promotion was up due to increased efforts to keep the public informed of the Company’s activities.

The gain on property option represents the value of shares received on the optioning of the Company’s interest in the Albert Creek property, that exceeded the Company’s cost of acquisition of the interest.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

(prepared in accordance with Canadian generally accepted accounting principles)

	Sept 30, 2004	June 30, 2004	March 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	March 31, 2003	Dec 31, 2002
Net loss	(103,207)	(182,281)	(83,508)	(21,064)	(19,849)	(23,199)	(26,347)	(16,257)
Net loss per share	(0.01)	(0.02)	(0.10)	(0.002)	(0.002)	(0.003)	(0.005)	(0.003)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items were the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

FINANCIAL CONDITION

Since the prior year-end, the financial condition of the Company has improved in the areas of working capital, the deficit of which was reduced from $79,063 to $16,864 and funds committed for exploration, which rose from $66,375 to $193, 213.  This was the result of the two financings outlined in note 6 to the financial statements.  The second financing closed after the period end and additional funds were received to those listed on the balance sheet as share subscriptions.  The marketable securities amount of $3,600 represents the market value, at the date of issue, of shares received pursuant to the Albert Creek option to Forsys Technologies Inc.  The value of those shares had increased as of the date of this report.

LIQUIDITY AND CAPITAL RESERVES

As at September 30, 2004, the Company had a working capital deficit of $16,864. The Company closed a private placement for $414,841 on October 13, 2004, $203,000 of which was available for working capital.  In the longer term, in order to continue operations and in particular, to fund the property commitments listed below, the Company will need to raise additional capital.  The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPENDITURE COMMITMENTS

The Shell Creek, Heidi and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the financial statements.

At the date of this report, all payments on the above 3 options were up to date except the July 15, 2004 share issue requirement of 50,000 shares, on the Heidi property option.  The Company expects to issue these shares in the near future.

The Redford and Antler Creek properties have no payment requirements beyond the standard assessment exploration to stay in good standing.

Pursuant to various flow-through share agreements, the Company was committed, as at September 30, 2004, to incur a further $193,213 of Canadian Exploration Expenditures during various time periods ending in 2006.

Management expects to fund the above commitments and keep the properties in good standing through future private placements and public offerings.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties; and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with International KRL Resources Corp.  Salary compensation during the quarter for this individual amounted to $6,932.

International KRL Resources Corp. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  International KRL Resources Corp. has an informal cost sharing arrangement with the Company for office space and administrative services.  Amounts owing between the Companies are listed in the notes to the financial statements.

During the first quarter, the Company paid $29,535 to 643990 Inc., a company owned by Timothy Young, the son of the President.  This payment was for staking additional claims on the Redford Property.

EXPLORATION EXPENDITURES

During the prior year the company incurred $126,460 on explorations expenditures.  During the current year-to-date the Company incurred $186,929 on exploration expenditures. This was comprised of $113,929 in the first quarter, most of which represents the cost of a drill program on the Redford property in BC and $73,043 in the second quarter, most of which represents the costs of a trenching program on the Shell Creek property in the Yukon.  See note 5 in the financial statements for a further breakdown of expenditures and below for details of the programs.

OUTSTANDING SHARE CAPITAL

As at November 25, 2004, the Company had the following securities outstanding:

Common shares issued and outstanding	14,526,863
Share purchase options	1,275,000
Share purchase warrants	4,153,365
Fully Diluted	19,955,228

SIGNIFICANT EVENTS AND TRANSACTIONS

Private Placement

See “Subsequent Events” for details on a Private Placement completed on October 13, 2004.

Grant of Incentive Stock Options- November 18, 2004

See “Subsequent Events” for details on stock options granted on November 18, 2004.

MINERAL PROPERTY UPDATE

Albert Creek Property (British Columbia)

As reported in the previous quarter, the Company finalized an option agreement between Forsys Technologies Inc. (Forsys) on Albert Creek. Under the terms of the agreement, Forsys has the right to earn the Company’s 51% interest in the property and an option to earn a further 20% of the property by taking the property to bankable feasibility.

Antler Creek Property (British Columbia)

As reported in the year end report of March 31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for these properties.

Redford Property (British Columbia)

During the quarter, the four claims (75 claim units), that were held by the President in trust for the Company, were transferred into the Company’s name.  As reported in the year end report of March 31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for the Redford Property.

Iron Horse Property (British Columbia)

As reported in the previous quarter, the Iron Horse Option Agreement was terminated on April 21, 2004. Logan Resources Ltd. was not in a position to re-negotiate the terms of the original agreement with the Optionor. The Company transferred the claims back to Rich River Exploration Ltd.

Shell Creek Property (Yukon)

Logan Resources Ltd. increased its Shell Creek property by 360 claim units from 70 to 430 claim units covering an area of 17.8km by 4.6km. An extensive silt sampling program was carried out on all the creeks on the property. The sampling program covered an area of approximately 14km x 12km totaling, a total of 95 silt samples were collected. The samples were sent to Acme Labs for analysis which consisted of a 30 multi-element ICP. The sampling program identified a 12km long gold/copper anomaly. A mapping and rock chip sampling program is still in progress.

To date, two distinct styles of mineralization have been noted, low sulphide gold-quartz veins with visible gold which represents the most obvious target. The second target is a fine-grained clastic sedimentary rock marginal to these veins. These units are locally pervasively chloritized and Cu-enriched and may be of economic significance (Chris H. Ash P.Geo. - AAPG Province of British Columbia).

As reported in the year end report of March31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for this property.

Heidi Property (Yukon)

Induced Polar (IP) and Magnetic (mag) surveys were carried out in September 2003. The IP covered an area of 1.5 km2 (6 lines, each 1 km long and 100 m line spacing) and the mag survey covered an area of 3.25 km2 (23 lines, each approximately 1,4km long and 100 m line spacing). The IP survey identified 3 main parallel zones, which are possibly connected, forming a tight “S” fold. The correlation between the IP and mag anomalies shows that the IP anomalies are open to the west, east and north.

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators identified potential drill targets. The property is now drill ready, and an extensive diamond drill program is planned when funds are available.

As reported in the year end report of March31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for this property.

INVESTOR RELATIONS ACTIVITY

Logan Resources Ltd. terminated the contract with Barry Miller on August 31, 2004. During the period of his service (March 2004 to August 2004), Mr. Miller was being paid fees of $1,500 per month. .

Subsequent to September 30, 2004, the Company retained Pivotal Communications Inc. to provide investor relations services. See “Subsequent Events” for details.

SUBSEQUENT EVENTS

Private Placement

Logan Resources Ltd. closed a non-brokered private placement on October 13, 2004, consisting of 647,365 flow-through units (“FT Units”) and 812,000 non-flow-through units (“NFT Units”), all at a price of $0.25 per unit, for total proceeds of $364,821.  Each NFT Unit consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”), and each FT Unit consists of one flow-through common shares and one-half of one Warrant.  One whole Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of eighteen (18) months at a price of $0.35 per share.  The Company paid $7,280 and issued 56,818 common shares as finders fees in connection with the private placement. All securities issued pursuant to this private placement are subject to a four month hold period.

The proceeds from the private placement will be used to explore the Company’s properties in B.C. and Yukon and general working capital.

Grant of Options

Subsequent to September 30, 2004, Logan Resources Ltd. announced the grant of 100,000 incentive stock option on November 18, 2004 under its Option Plan to Pivotal Communications Inc., exercisable at $0.25 for two years. See “Investor Relations Activity” for details.

Investor Relations Activity

Logan Resources Ltd. retained Pivotal Communications Group Inc. (“Pivotal”), to provide investor relations services to the Company.  The principal of Pivotal is Sunita Prasad, of Vancouver, BC with considerable experience in the financial services business.   Under the terms of the agreement, the Company will pay Pivotal the sum of $4,000 per month, plus GST, for a period of four months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share. Any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresource.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov .

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

LOGAN RESOURCES LTD.

720-475 HOWE STREET

VANCOUVER

BRITISH COLUMBIA

V6C 2B3

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

DIRECTORS

Seamus Young, Vancouver, BC

Peter F. Cummings, Delta, BC

George Anderson, Chase, BC

Charles D. Mooney, North Saanich, BC

Judith T. Mazvihwa, Vancouver, BC

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Robert G. Lewis, Corporate Secretary

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver

BC

V6Z 2M1

AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver

BC

V6E 3S7

TRADE SYMBOL

LGR- TSX-Venture

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending September 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

November 26, 2004

”Seamus Young”
Seamus Young
President and CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending September 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

November 26, 2004

“Judith T. Mazvihwa”
Judith T. Mazvihwa

CFO